

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2020

Bill White
CFO and Head of Corporate Development
Akero Therapeutics, Inc.
170 Harbor Way, 3rd Floor
South San Francisco, California 94080

  Re: Akero Therapeutics, Inc.
    Draft Registration Statement on Form S-1
    Submitted May 15, 2020
    CIK No. 0001744659

Dear Mr. White:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Courtney Lindsay at (202) 551-7237 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences